SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For June 1, 2003 to June 30, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: ICI Selects NICE VoIP Total Recording Solution to Comply with Brazilian Government Regulations. Dated June 4, 2003.
  Press Releases: Contact Center Outsourcer in Philippines Uses NICE Systems to Provide Compliance Services. Dated 11, 2003.
  Press Release: Cabela`s Selects Recording and Quality Monitoring System from NICE to Complement Aspect Contact Server Solution. Dated 26, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

ICI Selects NICE VoIP Total Recording Solution to Comply with Brazilian Government Regulations

Ra`anana, Israel, June 4, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Instituto Curitiba de Informātica (ICI), a Brazilian government organization offering information technology products and services to the Brazilian government, selected NICE VoIP Total Recording solution for its Curitiba City contact center.  ICI will capture Internet-based customer calls to comply with the Brazilian government mandate that all customer interactions with government agencies be recorded.

ICI is using the NICE VoIP Total Recording system and Avaya IP switch implemented by Brazilian-based Wittel in its Curitiba City contact center, which receives more than 55,000 calls per month and has 110 agents.  ICI selected the VoIP solution to support its Internet-based telephony recording needs.

Using Internet-based phone calls provides an organization with total-cost-of-ownership savings due to less expensive calling rates and less storage space requirements.  Traditional recording systems that only capture PBX-based (standard telephone) calls are unsuitable for an all-IP or hybrid environment.

"We needed a recording system that was reliable and scalable enough to meet our Internet-based call recording needs," said Adriano Mormul, IT Manager of Instituto Curitiba de Informātica.  "NICE is one of the only vendors offering this system today, and theirs has proven to be the best."

"More and more governments are adopting IP as the standard of their communications infrastructure", commented Koby Huberman, corporate VP of business development and strategic alliances at NICE Systems.  "This latest agreement with ICI in Brazil demonstrates NICE's commitment to lead with VoIP recording for both government and enterprise sectors on a worldwide basis."

About NICE Systems

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

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Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Contact Center Outsourcer in Philippines Uses NICE Systems to Provide Compliance Services

Source One Communications adds Total Recording to Quality Monitoring Services for contact center customers

Ra`anana, Israel, June 11, 2003 NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Source One Communications Inc., has expanded its contact center services to include compliance management using NICE Systems` total recording for a global petroleum company at their Philippines facility. Source One currently provides NICE`s quality management services for a number of consumer goods, utilities and electronics companies including Sony, Samsung Electronics, and JVC America.  NICE`s total recording system enables Source One to interactively evaluate calls with its customer to define and confirm compliance with regulations and best practices.

"NICE had already provided us with a competitive edge by making the intangible concept of quality measurable." commented Nathan Shapiro, Director of Asian Operations for Source One Communications. "In addition to improving customer service we have streamlined business processes.  By using NiceUniverse`s screen and voice recording we have successfully reduced credit verification from three steps to two, thereby reducing call length and improving customer service.    Now, by adding NICE`s total recording capabilities we are expanding our market to provide improved risk management.  As part of this expansion of services we expect to increase our capacity by 30% next year."

"Our NICE System doesn`t just provide value after the sale", added Nathan Shapiro.    "As part of our sales pitch to prospective companies we walk them through on-line evaluations of calls using NiceUniverse to demonstrate our full quality capabilities."

Source One`s call center in the Philippines currently handles 25,000 calls a day and employs 450 agents.  They review 500 calls a day and maintain a full time quality team of 25 supervisors.

"As contact center outsourcing continues to grow in Asia, innovative companies like Source One are raising the bar on contact center performance", commented Doron Ben Sira, President of NICE APAC.   "We are proud to be part of their success and are pleased that our total recording capabilities have provided them with a whole new market opportunity."

About Source One Communications

Source One Communications is a premier global Contact Center with more than 2,000 seats in eight worldwide locations, including one of the largest contact centers in the Philippines. The firm provides fully integrated inbound, outbound and Internet solutions, utilizing state-of-the-art technology, highly trained representatives and a partnership approach that is genuinely unique to the industry. Source One also offers comprehensive recall services, fulfillment, extremely flexible reporting, strategic marketing strategies and an account management team well versed in consumer products and consumer affairs requirements.  For more information on Source One, please visit their website at www.sourceoneglobal.com.

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

____(6)____

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Cabela`s Selects Recording and Quality Monitoring System from NICE to Complement Aspect Contact Server Solution

Combination Offers Complete Quality Monitoring and a 360-Degree View of a major retailer`s Customer Interactions

Ra`anana, Israel, June 26, 03 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Cabela`s Inc., the world`s foremost outfitter of hunting, fishing and outdoor gear, has selected a recording and quality monitoring solution from NICE to help improve agent performance and customer satisfaction as well as ensure the success of marketing campaigns.

According to Cabela`s, immediately after installing the NICE system across its five Nebraska-based call centers, its quality assurance department was able to utilize the voice and screen recordings to accurately identify call center agents` strengths, as well as the skills that needed improvement.

"This total view instantly answered some questions that had been out of our reach for many years," said Darren Robinson, Cabela`s manager of call center technologies and network services.  "Actually seeing the screen with the voice opened new avenues for training opportunities and assisted our marketing team by ensuring agents were following their tracking procedures for advertising campaigns."

NiceUniverse provides Cabela`s with web access to recorded customer interactions combined with detailed call data received from Aspect® Contact Server.  Aspect Communications` software integrates call center resources throughout the enterprise into one centrally managed system that can use data in customer databases to direct call routing, carry critical information to the desktops of call center staff at the moment calls are connected and transmit data along with transferred calls.

Jason Meyer, Cabela`s Systems Specialist added, "We not only use the NICE system to make sure the quality of our agents is world class, but also to make sure the systems and software they use to do their job are performing well.  We can see almost immediately if there is a system problem or improvement that could be made that would help the agents do their job more efficiently and provide better customer service.  This new view of how both our people and systems work together helps us gain a better understanding of our employee and customer needs."

"In retail today, customer service is being used as a major competitive differentiator," said Shlomo Shamir, president and CEO of NICE Systems, Inc.  "Cabela`s is another great example of our many retail customers using NICE`s recording and quality monitoring system to ensure consistency in delivering world-class customer service."

"After meeting with several companies that provided similar monitoring packages we felt the NICE solution best fit our needs", continued Robinson.  "NICE has a good foundation for supporting R&D and has many features today that cannot be found in competitors` solutions.  The initial vendor evaluation ran concurrently with a survey of existing Cabela`s business contacts and vendor-supplied contacts regarding their satisfaction with NICE Systems` service, support, and product functionality.  The most common name for positive feedback that came from our surveys was NICE Systems.  Once the decision was made we were very comfortable with their sales and implementation team.  Both areas took customer satisfaction very seriously and have proven NICE to be a true customer-oriented company."

According to Cabela`s training and quality assurance manager Heather Kratzer, "The NICE platform reduces the need for assumption and builds both credibility and confidence in the feedback provided to agents by the evaluators and supervisors.   When providing feedback, accurate and complete information is critical.  Actually knowing what the agent did is much better than assumptions.  This view also helps our employees see new and different ways to improve customer service and skills on an individual level."

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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